September 20, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Ellie Quarles, Special Counsel
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:           AGL Resources Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2007
File No. 1-14174

Dear Ms. Quarles:

This letter sets forth the response of AGL Resources Inc. (the “Company” or “we” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 21, 2007 to our President and Chief Executive Officer, John W. Somerhalder II.  The Company’s responses set forth below correspond to the comments as numbered in your letter.

Director Compensation, Page 25

1.	Please disclose the grant date fair value for each equity award made during 2006. See the Instruction to Item 402(k)(2)(iii) of Regulation S-K.

Response:

We acknowledge your comment and, in future filings, the Company will disclose the grant date fair value for each equity award.  The following information, which is based upon facts that were in existence at the time of the filing of our 2006 Proxy Statement and would be an addition to footnote (2) of the “Non-employee Director Compensation – Fiscal 2006” table on page 26, is representative of the disclosure that we propose to include in future filings in response to this comment:

The following table presents information concerning the grant date fair value for each equity award made to each non-employee director during 2006.

Name	Grant Date	Grant Date Fair Value of Stock Awards ($)
Thomas D. Bell, Jr.	05/03/06	$88,003
Charles R. Crisp	05/03/06	60,022
Michael J. Durham	05/03/06	60,022
Arthur E. Johnson	05/03/06	89,000
	06/15/06	34,000
	12/15/06	18,000
Wyck A. Knox, Jr.	05/03/06	60,000
Dennis M. Love	05/03/06	88,000
	06/15/06	16,000
	12/15/06	18,000
Charles H. McTier	12/05/06	39,070
	12/05/06	25,000
Dean R. O'Hare	05/03/06	60,022
D. Raymond Riddle	05/03/06	88,000
	06/15/06	4,000
	12/15/06	23,995
James A. Rubright	05/03/06	89,000
	06/15/06	40,000
	12/15/06	22,000
Felker W. Ward, Jr.	05/03/06	88,000
	06/15/06	4,000
	12/15/06	20,000
Bettina M. Whyte	05/03/06	88,022
Henry C. Wolf	05/03/06	128,032

Compensation Discussion and Analysis, page 29

2.
We refer you to Securities Act Release 8732A, Section II.B.1.  As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  The base salary and non-equity incentive plan compensation awarded to Mr. Somerhalder were significantly higher than the amounts received by other named executive officers (with the exception of the non-equity incentive plan compensation paid to Mr. Schantz). Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response:

We acknowledge your comment and, in future filings, the Company will explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.  For the information of the SEC staff, Mr. Somerhalder’s compensation is based upon the role he performs for the Company.  As the Company’s chief executive officer, he bears the highest level of responsibility of our management team and is answerable to the Company’s board of directors and our shareholders.  In determining his compensation package, in 2006 the Compensation and Management Development Committee requested that its independent executive compensation consultant, Towers Perrin, review Mr. Somerhalder’s compensation and make a recommendation based upon the Company’s overall pay philosophy.  Using the three peer groups described in our 2006 Proxy Statement and in our response to comment number 5 below, the individual elements of compensation for each of our senior executives, including Mr. Somerhalder, were compared with market data for our executives’ respective positions to determine our competitive market position.  The data collected by Towers Perrin indicated that, among the peer groups, a difference in pay exists between the top position in a company and other senior executive officers.  We do not rely entirely on benchmarks, but we believe that they are useful in determining the level of pay needed to remain competitive within our marketplace.  After reviewing this peer data, the Compensation and Management Development Committee established Mr. Somerhalder’s initial compensation based upon his duties and responsibilities with the Company.  Consideration also was given to his tenure in the role.

We note that compensation for Messrs. Evans and Martinez was adjusted downward from benchmarked peer groups, because they had less tenure in their respective roles due to their recent promotions into their new roles, further contributing to the difference between Mr. Somerhalder and other named executive officers.

3.
Throughout your compensation discussion and analysis and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006 to each named executive officer.  Please provide an analysis of, among other things, any qualitative and individual performance factors used in determining compensation.  See Item 402(b)(2)(vii) of Regulation S-K.  For example, on page 30, you state that the annual incentive varies “as a direct reflection of individual performance over a twelve-month period.”  You also indicate on page 32 that you review “internal equity comparisons” to determine pay.  Please discuss whether you intend to calculate pay based on a certain multiple of a specified employee’s compensation.  Please disclose how the committee measures these individual performance and other mentioned factors and how the committee’s consideration of these factors resulted in the amount of each compensation element paid to each officer.

Response:

We acknowledge your comment and, in future filings, the Company will provide an additional explanation of the Compensation and Management Development Committee’s determination of appropriate compensation.  The qualitative and individual performance factors  used in determining compensation include, among other things, responsibilities of the role, tenure in the role, individual performance over a twelve-month period against individual goals established at the beginning of the year and internal equity of pay among the executive officers.  For example, tenure in the role, individual performance and internal equity are among the factors considered when determining base salary; individual performance and the Company’s financial performance are considered when determining annual incentive; and no qualitative or individual performance factors are used to determine awards of long-term incentives, which are a percentage of base salary.  In future filings, we will provide an analysis of how each factor was used by the Compensation and Management Development Committee in determining the result of each element of compensation for each of the named executive officers.  Multiples of compensation (i.e., determining named executive officer compensation on the basis of some multiple of any specified employee’s pay) were not used to determine any element of our named executive officers’ pay.

4.
Please avoid an over-reliance on defined terms when referring to your short- and long-term compensation plans, deferred compensation and retirement plans, particularly throughout the compensation tables.

Response:

We acknowledge your comment and, in future filings, the Company will avoid an over-reliance on defined terms when referring to our short- and long-term compensation plans, deferred compensation and retirement plans, particularly throughout the compensation tables.

Determining the Amount of Each Element, page 31

5.
To the extent that you engage in benchmarking your performance against the industry peers and the general industry, please identify the components of each group.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We acknowledge your comment and, in future filings, the Company will identify the components of each group.  For 2006, our industry peer group consisted of companies ranging in annual revenue from 50% to 200% of our annual revenue.  Towers Perrin, the Compensation and Management Development Committee’s independent executive compensation consultant compiled this group and used it as well as others to analyze all three elements of pay.  The industry peer companies that currently comprise the group are listed in the table below.

AES Corp	Eugene Water & Electric Board	Pinnacle West Capital Corporation
Allegheny Energy, Inc	Exelon Corp	PNM Resources
Allete Inc	FirstEnergy Corp	Portland General Electric
Ameren Corp	FPL Group Inc	PPL Corporation
American Electric Power Co Inc	Great Plains Energy Inc	Ashmore Energy International
American Transmission Co.	Hawaiian Electric Co Inc	Progress Energy Inc
Aquila Inc	IDACORP Inc	Public Service Enterprise Group Inc
Atmos Energy Corp	Jackson Electric Authority	Puget Energy Inc
Avista Corp	Lower Colorado River Authority	Reliant Energy Inc
California Independent System Operator	MarkWest Energy Partners L P	Salt River Project
CenterPoint Energy Inc	MDU Resources Group Inc	SCANA Corp
CH Energy Group Inc	MGE Energy Inc	Sempra Energy
Cleco Corp	Mirant Corp	Southern Company
CMS Energy Corp	National Enrichment Facility	STP Nuclear Operating Co
Colorado Springs Utilities	National Fuel Gas Co	SUEZ Energy North America
Consolidated Edison Inc	New York Independent System Operator, Inc	Targa Resources Partners LP
Constellation Energy Group Inc	New York Power Authority	TECO Energy Inc
Covanta Energy Corp	Nicor Inc	Tennessee Valley Authority
Dominion Resources Inc	NorthWestern Energy LLC	TransCanada Corp
DTE Energy Co	NRG Energy, Inc.	TXU US Holdings Co
Duke Energy Corp	NSTAR Electric Co	UIL Holdings Corp
Dynegy Inc	Nuclear Management Company	UniSource Energy Corp
E. ON U.S.	NW Natural	United States Enrichment Corporation
Edison International	OGE Energy Corp	Unitil Corp
El Paso Corp	Oglethorpe Power Corp	Vectren Corp
Enbridge Energy Management LLC	Omaha Public Power District	Westar Energy Inc
Energen Corp	ONEOK Inc	Williams Companies Inc
Energy East Corp	Otter Tail Corp	Wisconsin Energy Corp
Energy Northwest	Pacific Gas & Electric Co	Wolf Creek Nuclear Operating Corporation
Kinder Morgan Energy Partners L P	PacifiCorp	Integrys Energy Group, Inc.
Entergy Arkansas Inc	Peoples Energy Corp	Xcel Energy Inc
Equitable Resources Inc	Pepco Holdings Inc

The general industry group consisted of 375 companies which were chosen from a broad spectrum of industries by Towers Perrin for 2006.

Performance cash, page 34

6.
You have not provided quantitative disclosure of the earnings growth and dividend yield requirements (also referred to as total shareholder return on page 40) for the performance cash component of long-term incentives or the earnings before taxes requirements for Sequent.  Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.  See Instruction 4 to Item 402(b) and Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.  If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

In the future, the Company will expand its quantitative disclosure of the Company’s earnings growth and dividend yield requirements (also referred to as total shareholder return on page 40) for the performance cash component of long-term incentives to include these targets to the extent those actual figures already have been made public.  However, for the following reasons, we do not believe that disclosure of these figures is appropriate if they have not otherwise been disclosed.  The performance measures used in the Company’s long-term incentive plan (currently, earnings growth and dividend yield) sometimes include projected future financial information of the Company.  Specifically, where a performance cash award is subject to a three year performance measurement period the performance measures for future years would be forward looking.  Earnings growth and dividend yield are both key drivers of the Company’s stock price and are intently focused on by the investment community.  The Company has consistently chosen not to project earnings beyond the current year (i.e., annually we provide guidance concerning our expected earnings for the current year) and not to project dividend yield at all.  The Company believes that, when disclosed, financial projections should be accompanied by appropriate warnings and qualifications, including the forward looking statements warning that appears in all Company press releases that include projections.  We do not believe that it would be in the best interest of the Company’s shareholders to include such information in the proxy statement when doing so would conflict with the Company’s judgment as to which financial measures can be projected with any degree of accuracy and for what future periods.  In addition, the projected earnings for purposes of the long-term incentive plan are not always the same projected earnings figures that the Company releases to the investment community.  So if this measure was to be included in the Company’s proxy statement, it would need to be accompanied by an explanation that it is not given for purposes of analyzing an investment.  We believe this situation could cause confusion with both the shareholder reading the proxy statement as well as the investor analyzing the value of the Company’s stock.  Finally, we do not believe disclosure of projected future financial information is necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers for the last completed fiscal year.  We acknowledge your comment and in future filings, with respect to performance targets for performance measurement periods beyond the most recently completed fiscal year, we will include further discussion of how difficult it will be for the Company to achieve the earnings growth and dividend yield requirements.

With respect to the earnings before taxes target, or EBT threshold for Sequent, the Company believes that this is confidential financial information, the disclosure of which would cause substantial competitive harm to the Company. The Company believes that the earnings before taxes target for Sequent is highly sensitive and should remain confidential because that particular business is highly competitive from both an operational and personnel perspective.  Disclosure of the EBT threshold in the Sequent annual incentive plan would provide our competitors with direct insight into compensation practices for our key employees at Sequent, in particular our key front office personnel, making us susceptible to losing these key personnel to our competitors.  The information could be used by Sequent’s competitors to adjust their own compensation structure to recruit Sequent’s talented employees, which the Company believes would have a significant detrimental effect on its ability to achieve its strategic goals.  Specifically, Sequent’s front office personnel are critical to its ability to establish and maintain its customer relationships and contractual arrangements and its ability to generate profits in this business.  In short, the Company’s ability to compete and to maximize profits would be compromised by the disclosure of such information.

Further, among the named executive officers, the performance criterion for Sequent is applicable only to incentive compensation for Mr. Schantz.   In that regard, whether the EBT threshold is met will determine whether a pool of funds (a predetermined percentage of Sequent’s actual EBT) will be made available for payout under the Sequent annual incentive plan.  This pool is used to pay all participants in the Sequent annual incentive plan and Mr. Schantz, although he is not a participant in that plan.  For 2006, Mr. Schantz received an individual annual cash incentive award (as described on page 42 of the Proxy Statement) that was awarded under an individual annual incentive arrangement with Mr. Schantz and outside of the Sequent annual incentive plan.  Under the terms of this arrangement, whether any payout will be made to Mr. Schantz as a preliminary matter depends solely upon the Company’s ability to meet its EPS threshold for 2006 (as disclosed on page 33 of the Proxy Statement) under the Company’s annual incentive plan, not satisfaction of Sequent’s EBT threshold.  Sequent’s ability to satisfy the EBT threshold determines whether Sequent annual incentive plan participants will receive a payout and the source of funds for Mr. Schantz’s payout.   To the extent both the Company’s EPS threshold and the Sequent EBT threshold have been met for 2006, the source of payment for Mr. Schantz’s 2006 annual incentive payment is the pool of funds reserved under the Sequent annual incentive plan.  To the extent only the Company’s EPS has been met, the source of funds for payment of Mr. Schantz’s annual incentive payment is the pool of funds reserved under the Company’s annual incentive plan.  Accordingly, disclosure of the threshold EBT is not necessary to an investor’s understanding of the Company’s compensation policies and decisions regarding the named executive officers for the last completed fiscal year.

We acknowledge your comment and, in future filings, we will include further discussion of how difficult it will be for Sequent to achieve its EBT threshold.  The EBT threshold for the Sequent annual incentive plan is set such that if earnings are at a low level at which a de minimus return of earnings is not achieved, no compensation would be paid to participants under the Sequent annual incentive plan.  It is our expectation when setting the threshold that the threshold can and will be achieved and amounts will be paid under the plan based on Sequent’s achieved EBT and the applicable percentage as predetermined under the plan.

Summary Compensation Table – Fiscal 2006, page 38

7.
Please disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management’s discussion and analysis.  See the Instruction to Item 402(c)(2)(v) of Regulation S-K.

Response:

With respect to our 2006 filing, the dollar values shown for each of the stock awards equal the grant date fair value of the awards over the requisite service period, determined pursuant to Statement of Financial Accounting Standards 123R, Accounting for Stock-Based Compensation.  There were no other assumptions made in the valuation.  We will clarify this disclosure in future filings.

Pension Benefits – Fiscal 2006, page 50

8.	Please explain the meaning of RP-2000 mortality with mortality improvements projected for 10 years.

Response:

Pursuant to the Instructions to Item 402(h)(2), the assumptions used to calculate the pension benefits set forth on the Pension Benefits Table are listed above the table on page 50.  Among those assumptions are mortality assumptions, determined through use of a mortality table mandated by the U.S. Treasury Department and prescribed for use for our pension plan.  That prescribed table is referred to as the “Retired Pensioners Mortality Table” (RP-2000). To reflect more recent expectations on mortality rates, the table incorporates projected improvements in the rate of life expectancy, over a 10-year period, pursuant to a scale developed and generally accepted by the American Society of Pension Actuaries.  In future filings, the Company will include this explanation of the meaning of RP-2000 mortality with mortality improvements projected for 10 years noting that the assumption may change as conditions warrant.

Potential Payments upon Termination or Change in Control, page 52

9.
In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Please discuss why you have chosen to pay certain multiples of the components of compensation as severance or change-in-control payments.

Response:

The benefit and payment levels, as well as the change in control severance payment multiples (3 times for each named executive officer other than Mr. Schantz and 2 times for Mr. Schantz) were incorporated into each named executive officer’s respective “Continuity Agreement” after the Compensation and Management Development Committee was advised by its independent consultant, as to what was competitive in the marketplace at that time for such potential payments, among our proxy peers and general industry.

In future filings, the Company will describe the basis upon which the Compensation and Management Development Committee determines the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control, including the determination of any applicable multiple of compensation in connection with such payments.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional comments or questions to me at (404) 584-3400.

Sincerely,

/s/ Bryan E. Seas
Bryan E. Seas
Vice President, Controller
and Chief Accounting Officer